Exhibit 99.1

AEGON to launch equity issue of up to EUR 1 billion

•	Intention to repay EUR 1 billion core capital obtained from Dutch State by December 1, 2009

AEGON aims to raise up to EUR 1 billion through an equity issue via an accelerated bookbuild beginning today. AEGON intends to use the proceeds of the equity issue to repay up to EUR 1 billion of the total EUR 3 billion of core capital obtained last year from its largest shareholder, Vereniging AEGON, funded by the Dutch State. The decision to repay by December 1, 2009, is conditional on AEGON’s capital position and the outlook for the economy and financial markets not deteriorating materially. The repayment further requires the formal consent of the Dutch Central Bank (DNB).

AEGON would effect the repayment by exercising its option to repurchase up to 250 million convertible core capital securities (CCCS) by December 1, 2009 at a price between EUR 4.00 and EUR 4.52 per security depending on both the share price and timing of repurchase. Repurchasing by December 1, 2009 would permit AEGON to avoid having to pay EUR 6.00 per security after December 1, 2009. In addition AEGON would not be required to pay future coupons of at least 8.5% per annum on the repurchased amount.

In order to raise EUR 1 billion, AEGON will use the authorization of the annual shareholders’ meeting to issue new shares up to 10% of the issued common share capital and will issue such number of treasury shares as necessary. Accelerated book building for the equity issue will begin today. Vereniging AEGON is not expected to take part in the offering. Vereniging AEGON is expected, however, to exercise the option to purchase additional class B preferred shares to preserve its share of voting rights.

“It has been our intention to repay the EUR 3 billion to the Dutch government at the earliest opportunity, provided it is both feasible and responsible to do so,” said AEGON CEO Alex Wynaendts. “Our decision to issue equity in the amount of up to EUR 1 billion is the first step towards the goal of full repayment. AEGON’s current excess capital position of EUR 3.5 billion gives us the flexibility to deploy capital in the business and puts us in a better position to work towards the goal of full repayment of the outstanding capital within the terms of our agreement with the Dutch State.”

J.P. Morgan will be acting as Sole Global Coordinator and Joint Bookrunner for the offering. ABN AMRO and BofA Merrill Lynch will also act as Joint Bookrunners. A prospectus for the offering may be obtained from J.P. Morgan Securities Ltd., 125 London Wall, London EC2Y 5AJ, United Kingdom.

AEGON Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8956	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website:

www.aegon.com

20090813

Disclaimer

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. In particular, there is no guarantee that we will actually use the proceeds from the offering to repurchase any of our convertible core capital securities. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Decisions taken by the Dutch Central Bank (DNB) regarding our ability to repay the convertible core capital securities we issued in December 2008;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F, as well as the prospectus supplement and accompanying prospectus for this offering. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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